

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2022

Haijian He
Chief Financial Officer
Kingsoft Cloud Holdings Limited
Building E, Xiaomi Science and Technology Park
No. 33 Xierqi Middle Road
Haidian District, Beijing, 100085
People's Republic of China

> **Re: Kingsoft Cloud Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Response dated September 20, 2022**
> **File No. 001-39278**

Dear Haijian He:

We have reviewed your September 20, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2022 letter.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021

Item 3 Key Information
3.D. Risk Factors, page 1

1. We note your response to prior comment 2; however, please specifically disclose here how recent statements by China's government, such as those related to the use of variable interest entities (VIEs) and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Further, expressly disclose how all of these legal and operational risks associated with being based in or having your operations primarily in China could result in a material change in your operations and/or the value of the

securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

2. Revise your reference to primary beneficiary here and elsewhere throughout the filing to clarify that you are the "primary beneficiary" of the VIEs for accounting purposes only.

3. We note your response to prior comment 5. Please also include this language in the summary of risk factors bullet points.

4. We note your response to prior comment 6. Please also include this language in the summary of risk factors bullet points. Additionally, please explain whether you relied on the opinion of counsel to determine that no permissions or approvals are required to operate your business or offer securities.

Condensed Consolidating Schedule, page 56

5. We note your response to comment 10 and your proposed disclosure. Please disaggregate your WFOEs in a separate column, even if they are not the primary beneficiaries.   With regard to your income statement presentations, given that you receive revenue from the VIEs and VIE subsidiaries via service agreements, it is not clear to us why the balances in the line item "Contractual interests in VIEs and VIEs subsidiary" are materially higher than inter-company revenue. Please advise.   Also, your proposed footnote (4) states that Contractual interests in VIEs and VIEs' subsidiaries "represents the Company's economic interests in the VIEs and VIEs' subsidiaries in the same manner as an entity consolidated based on voting interests." Please revise to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. In regards to your balance sheet presentation, please disaggregate your line items labeled "Investments in subsidiaries" and "Amounts due from group companies" to make it is clear what portion relates to non-VIE subsidiaries and what portion relates to VIEs and VIEs' subsidiaries.

Notes to Consolidated Financial Statements
1. Organization and Basis of Presentation
Cash and cash equivalents, page F-21

6. We note your response to comment 19 and your proposed disclosure. However, the disclosure requested should be located in the area where cash is discussed, cash and cash equivalents section of your notes to the consolidated financial statements. Please revise accordingly.   Also, your current disclosure states that cash is unrestricted as to withdrawal and use. This statement contradicts other disclosure. Please revise accordingly.

3. Concentration of Risks
Currency convertibility risk, page F-32

7.   We note your response to comment 22 and your proposed disclosure. Please expand your disclosure to prominently state if your operating subsidiaries, which appear to hold your cash and cash equivalents in RBM, have ever converted the RMB to a foreign currency and if they plan do so in the future.

24. Condensed Financial Information of the Parent Company, page F-56

8.   We note your response to comment 26 and proposed disclosure. On the face of the balance sheet, please disaggregate your line items labeled "Investments in subsidiaries," "Amounts due from group companies," and "Amounts due to group companies," to make it clear what portion relates to non-VIE subsidiaries and what portion relates to VIEs and VIEs' subsidiaries. Also, your proposed footnote (2) states that Contractual interests in VIEs and VIEs' subsidiaries "represent the Company's economic interests in the VIEs and VIEs' subsidiaries in the same manner as an entity consolidated based on voting interests." Please revise to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE.

General

9.   We note the revisions proposed in response to prior comment 27; however, we re-issue this comment. Please revise your definition of "we," "us," "our company," the "Company," and "our" to remove the VIE from this definition. In this regard, when describing the activities and functions of the VIEs, your disclosure should refer to the VIEs.

You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.-

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ran Li, Esq.